BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue
Vancouver, BC V6M 1V7
Tel 604.732.4804
Fax 604.408.5177

November 1, 2006

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Riedler:

Re:	Hemis Corporation (the “Company”)
Amendment No. 2 to Form SB-2 Registration Statement
File No. 333-135946

In response to your comment letter dated August 18, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 2 on Form SB-2/A for your review.

In response to your comments, the Company makes the following responses and has made the following changes to its Registration Statement:

Prospectus Summary – page 7

Our Business – page 7

1.

We note the revisions you made in response to comment 2 in our last letter. However, the disclosure still does not identify the specific nature of your interests you have acquired. Please be more specific about the nature of the “interests” you hold in the three named mineral properties and what these interests enable you to do. Also, clearly explain the nature of the interest you will hold if you exercise the option. For example, it is not clear what Cortex Gold Corp.’s current interest is in the Santa Rita property. Do they own the land or just the rights to mine the property? Similarly, what are Loreto Careaga Galaz’s and Widow Rascon’s current interests in the El Tigre and Porvenir properties? Will you have an interest in the land or just the minerals extracted from the land?

RESPONSE:

We have revised the summary to clarify that it is mining interests that are optioned. The SB-2 now includes the following:

"In each of the agreements we have entered into to acquire mining rights, we have contracted with the owners of the mineral rights on the properties. The acquisition of these mineral rights will give us the right to exploit, mine and produce all minerals lying beneath the surface of each property."

The Offering – page 8

2.

You have added disclosure indicating that a market maker has made an application on your behalf for trading on the OTC Bulletin Board. Please delete the portion of the disclosure that states that “it could take a month or more for our application to be processed” as it is inappropriate to suggest that the application will be accepted.

RESPONSE: It has been deleted.

Summary Financial Information – page 11

3.	It appears that income statement data for the six months ended June 30, 2005 should be labeled the period from February 9, 2005 (Inception) to June 30, 2005.

RESPONSE: It now states the period correctly.

Risk Factors – page 12

If we do not obtain additional financing, our business plan will fail, which could prevent us from becoming profitable. – page 12

4.

We note the revisions you made in response to comment 9. The risk factor now indicates that your ability to obtain additional financing is “subject to a number of factors.” Please identify these factors and explain how they affect your ability to obtain financing.

RESPONSE:

We have added the following to this risk factor:

''Our ability to obtain additional financing is subject to a number of factors, including the market price of gold, market conditions, investor acceptance of our business plan, and investor sentiment. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable to us. If we are unable to raise additional financing, we will have to significantly reduce our spending, delay or cancel planned activities or substantially change our current corporate structure. In such an event, we intend to implement expense reduction plans in a timely manner. However, these actions would have material adverse effects on our business, revenues, operating results, and prospects, resulting in a possible failure of our business."

As we undertake exploration of our mineral claims, we will be subject to compliance with government regulation that may increase the anticipated time and cost of our exploration program, which could increase our expenses. – page 15

5.

You say that you will be required to “obtain an environmental impact statement application” for all of your exploration activities. We are not certain what this statement means, since read literally it suggests that you must merely obtain an application, not prepare an impact statement. Please clarify whether you have to complete an environmental impact statement prior to commencing your exploration activities. If so, clarify whether you have completed the required statements. Your disclosure indicates that you are engaging in, or have completed some exploration activities, but the disclosure also suggests that you have not yet prepared an environmental impact statement. Also, expand the disclosure in the body of the prospectus to discuss what the process is for preparing such a statement, and the timeline and process for governmental review of the statement.

RESPONSE:

Upon further review the Company has determined that it will not need to obtain environmental impact statement authorization for its exploration activities. We have added the following:

"If our exploration activities lead us to make a decision to go into mining production, before we initial a major drilling program, we will have to obtain an environmental impact statement authorization. This could potentially take more than 10 months to obtain and could potentially be refused."

Under the section, "Government Regulations" on page 37, we have added the following disclosure:

"Before we can commence a full drilling program, we will have to submit an environmental impact statement for authorization. Exploration activities such as mapping and sampling do not require the preparation of a Statement. We have received all necessary permits to conduct our initial exploration activities on El Tigre, Porvenir, La Centela and Santa Rita. Before we can begin a drilling program on any of the properties, we will have to prepare a Statement, which will describe the anticipated environmental impact of our planned drilling program, as well as outlining our planned actions to minimize any potential environmental damage. Studies required to support the environmental impact statement include a detailed analysis of these areas, among others: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. In reviewing the Statement, the Mexican authority looks at potential impact on national Mexican environment, as well as reviewing for local concerns such as proximity to water supplies or potential interference with local farms. The Mexican authority has ten days to respond after we file a Statement, and if they do not respond, authorization is deemed to have been granted. If the Mexican government does respond, then the time within which authorization will be granted can be increased to six to twelve months or longer. It is also possible that no authorization will be granted if the Mexican government is not satisfied that appropriate measure will be taken to protect the environment."

We face competition from other mining companies for access to mining equipment, crews, and geologists. Our inability to obtain labor and equipment could prevent us from completing our exploration program, which could prevent us from achieving revenues – page 16

6.

The information in this risk factor is too vague and generic to be meaningful. Please expand the discussion to include a factual context, quantified to the extent practicable, that will enable a potential investor to evaluate the risk. Are there a large number of companies competing to obtain the services of these rigs and crews? Is there a shortage of rigs? The revised disclosure should be specific about what the problem is.

RESPONSE:

The following has been added to the risk factor:

"Currently, in Mexico, there are large numbers of companies competing to obtain the services of rigs and crews. There are inadequate rigs to meet the demand in Mexico and the owners of the rigs give preference to larger drilling programs that we plan to carry out. We have already experienced delays in obtaining a rig, and we have consequently had to delay our drilling program on El Tigre and Porvenir by several months."

Selling Shareholders – page 20

7.	Please explain why you issued shares to Chris Bogart for consulting services provided by Mr. Schneider, as indicated in the last bullet on page 20.

RESPONSE:

This was an error. The consulting services were provided by Chris Bogart and the disclosure has been amended to reflect this.

Description of Business – page 33

Mineral Properties and Plan of Operations – page 34

8.

On page 34 you state that it will take you until summer of 2008 to determine whether the mineral properties on which you have options have commercially exploitable quantities of mineralization. This statement appears inconsistent with the statement on page 50 that you do not expect to generate revenue for the next 12 months. If you do not expect to be in a position to determine if there are exploitable quantities of mineralization on the mineral properties until 2008, it appears that it will probably be longer than 12 months before you are in a position to generate revenues. Please revise accordingly.

RESPONSE:

The disclosure has been changed from 2008 to 2009.

El Tigre Property – page 46

9.

In comment 37 of our previous letter we asked you to explain what a “mercury anomaly” is. Instead, you deleted the reference to it. Please explain why you deleted the reference. We may have further comment.

RESPONSE:

On review of the description, the Company's management determined that the phrase "near-surface gold mineralization" more accurately described what the Company planned to explore in that area. The Company was looking for gold, and has no interest in exploring for mercury.

10.

We note that Doug Oliver, Ph.D. wrote a geological report reviewing the potential for mineral deposits in the El Tigre property. Please describe the report’s conclusions and file Dr. Oliver’s consent as an exhibit to the registration statement.

RESPONSE:

The Company has added the following:

"In his discussion of the results of the 165 rock samples from El Tigre, Dr. Oliver concludes that there is gold present over a broad area, in breccias and in fractured volcanic rock. He states that mineralized breccias represent attractive targets for bulk tonnage deposits. Gold in volcanic rocks, he notes, is often contained in high-grade but narrow veins that can only be mined at high expense and at a small scale. Dr. Oliver concludes that the large pits found within the El Tigre concession and at the Eastern breccia indicate there is potential for bulk-tonnage gold deposits, and that future sampling and mapping are likely to turn up additional targets elsewhere within El Tigre. Dr Oliver also states that because of the highly oxidized state of the rocks at El Tigre, any bulk-tonnage gold deposit discovered there would be an excellent candidate for low cost heap leach extraction methods.

In his report, Dr. Oliver states that evidence supports the possible existence of a "molybdenum porphyry" deposit at El Tigre. Multiple granitic intrusions are a key characteristic of this type of deposit. Similarly, the quartz-orthoclase veins that host the molybdenite may represent leakage from a buried "molybdenum porphyry". Dr. Oliver notes that additional exploration is warranted.

In summary, Dr. Oliver, in his May 2006, concludes that ongoing exploration has the potential for bulk-tonnage gold deposits hosted in volcanic breccias. Several individual targets have been identified. In addition, there are indications that a molybdenum porphyry may occur at depth at El Tigre. Indications include both the presence of multiple granitic intrusions as well as veins. Additional exploration is warranted for the molybdenum."

Executive Compensation – page 50

Summary Compensation Table – page 50

11.	Please disclose the percentage of their time that Mssrs. Meier and Weiss spend on company business. In this regard, we have noted that Mr. Weiss appears to work full time for another entity.

RESPONSE:

Mr. Weiss and Mr. Norman each spend approximately 80% of the time they work on the business of Hemis. Mr. Weiss continues to work for Hemis Switzerland GmbH (formerly Glavya Investments) but the work he is doing for Hemis Switzerland GmbH mainly relates to Hemis Corp.

12.

We have noted your response to comment 44. As we indicated in that comment, the compensation disclosure in the table was inconsistent with disclosure on page 51 of the original filing. The revised disclosure regarding the employment agreements found on page 57 of this amendment contains different compensation amounts than were included on page 51 of the original filing. Please explain why the revisions were made.

RESPONSE:

Further revisions have been made. The disclosure now reads, in part:

"In addition to the $10,000 received monthly from Hemis, Dr. Meier now receives $4,000 monthly from Hemis Switzerland GmbH, a company carrying on business in Switzerland on behalf of Hemis. The $4,000 monthly salary paid by Hemis Switzerland GmbH is to compensate Dr. Meier for additional services related to administrative an legal issues relating to carrying on business in Switzerland, including communications with Swiss authorities to ensure compliance with money laundering regulations. Currently, the $4,000 salary is charged by Hemis Switzerland GmbH to Hemis.

In addition to the fees compensated pursuant to the Management agreements, Mr. Weiss and Dr. Meier received from Hemis Switzerland GmbH (which was charged to Hemis) $9,742 and $22,710,respectively, during the six months ended June 30, 2006, as additional compensation for administrative activities in Switzerland."

The revisions were made as a result of the comment of the SEC. Upon review of the disclosure, management determined that although the written employment agreements were described correctly, it would improve the Company's disclosure to investors to also describe other fees that were paid to the directors for activities in Switzerland, which, although paid through another company, Hemis Switzerland GmbH, were ultimately paid by Hemis. Hemis Switzerland GmbH has at times acted as an agent for Hemis and at other times as a consultant for Hemis.

Management’s Discussion and Analysis or Plan of Operations

Plan of Operations, page 51

13.	Please revise your disclosure to specifically indicate how your cash balance increased from that reported at June 30, 2006 to the amount reported as of September 7, 2006.

RESPONSE:

The Company has amended the disclosure as follows:

"As of September 30, 2006, we had approximately $1,249,000 in our bank accounts. This is an increase of approximately $1,049,000 from June 30, 2006. Our cash balance increased as a result of capital that we raised, less expenses we paid from June 30, 2006 to September 30, 2006. During this period we raised $2,023,095 in capital through private placements to non U.S. residents that were exempt from registration pursuant to Regulation S of the Securities Act. The capital was raised pursuant to the following share issuances:

Date of Issuance	Number of Common Shares Sold	Price per Share	Total Proceeds
August 1, 2006	1,038,730	$0.75	$ 779,475
September 1 – 13, 2006	100,300	$0.75	$ 75,225
September 14, 2006	847,128	$0.75	$ 635,346
October 3 – 19, 2006	258,000	$0.75	$ 193,500
October 23, 2006	357,420	$0.95	$ 339,549
Total:			$2,023,095

Financial Statements

Notes to Consolidated Financial Statements

Not A: Summary of Significant Accounting Policies

Stock Based Compensation, page F-10

14.	In order for us to better understand your responses to our previous comments 49 and 53 please address the following additional comments:

	a.	Please explain to us how SFAS 123R is the applicable guidance for your 2005 option issuances when you did not adopt this guidance until January 1, 2006.

RESPONSE:

The Company did not adopt SFAS 123R until January 2006. The Company has revised its footnote disclosure to reference to SFAS 123, Accounting for Stock-Based Compensation, in connection with the options granted in 2005.

b.

Please explain to us how you consider the option grants for directors’ services when sections 3.2 of your management services agreements with your officers clearly indicate that the grants were compensation for the officer’s services.

RESPONSE:

Although the options were granted to the “officers” pursuant to the management service agreements, the options were granted for their services in their capacity as consultants and advisors, not as officers. The management agreements engage Mr. Weiss and Mr. Meier as independent consultants, rather than as employees. At the Company’s inception in February, 2005, the Company had no assets, no liabilities, no operations and a negative book value. From the Company’s inception, Weiss and Meier were also officers of the Company in addition to their primary roles as consultants and advisors. Their roles as officers were to complete specified discrete ministerial acts, and not part of a continuing, full time relationship with the Company. Based upon the above facts and circumstances, the Company concludes Weiss and Meier were, in substance, non-employees as defined under Statements of Financial Accounting Standards (SFAS)123 and SFAS 123R, common law and Internal Revenue Service regulations, Revenue Rulings 57-246, 68-597 and 87-41, and the Internal Revenue Services’ Employment Tax Handbook, as presented in our previous response and the footnotes to the financial statements.

c.

If the option grants are indeed made to your officers in the capacity as non-employee directors, please explain to us why you do not account for the option grants under APB 25 as required by paragraphs 7 and 8 of FIN 44.

RESPONSE:

The Company had concluded that its President/CEO (“Meier”) and Secretary/CFO (“Weiss”) were not employees as defined under Statements of Financial Accounting Standards (SFAS)123, common law and Internal Revenue Service regulations, Revenue Rulings 57-246, 68-597 and 87-41, and the Internal Revenue Services’ Employment Tax Handbook. APB 25 does not apply to awards granted to individuals for advisory or consulting services in a nonelected capacity or to nonemployee directors for services outside their role as a director.

Although Meier and Weiss are nonemployee members of the Company’s board of directors, they were not (a) elected by the Company’s shareholders, nor (b) appointed to a board position that will be filled by shareholder election when the existing term expires. Therefore, the Company did not account for the options granted under Opinion 25 as required by paragraph 7 and 8 of FIN 44. The Company believes its policy accounting for valuation of options granted is reasonable and in accordance with U.S. generally accepted accounting principles.

15.	Please revise to disclose your accounting policy for stock based compensation issued to non-employees.

RESPONSE:

The Company has disclosed in its SB-2/A its accounting policy for stock based compensation issued to non-employees.

Note G: Losses Per Common Share, page F-16

16.

We acknowledge your response to our previous comment 46 but do not believe that your officer options are contingently issuable shares under paragraph 10 of SFAS 128. It appears that these options were granted as share-based compensation to your officers for future services and should be treated under paragraphs 17 through 19 of SFAS 128. As a result, please revise your loss per share computations and disclosures to remove these options from the denominator as they are antidilutive. Otherwise, please explain to us how the issuance of the underlying shares is no longer contingent given that your officers have not exercised these options.

RESPONSE:

The Company has revised its SB-2/A to exclude the options from the denominator when calculating the loss per share.

17.	Consistent with your response to prior comment 50, please expand your disclosure to clarify that common stock subscribed is included in the computation of basic EPS.

The Company has expanded its footnote disclosure in its SB2/A to clarify that common stock subscribed was included in the computation of loss per share.

Note H: Commitment and Contingencies, page F-16

Acquisition of Mining Rights, page F-17

18.

We acknowledge your response to our previous comment 51, but continue to observe inconsistencies in your disclosure as page 40 continues to indicate that your third year commitment for your Santa Rita property is $500,000. Please revise your disclosure to consistently and correctly present this obligation.

The minimum exploratory cost commitment of $450,000 for the third year of the Company’s Santa Rita property is properly disclosed in the financial statements and footnotes. The Company has revised its disclosure on page 40 in its SB-2/A.

Interim Financial Statements

Condensed Consolidated Statements of Losses, page F-20

19.	Please revise the period labeled from February 9, 2006 (date of inception) to June 30, 2005 to the date of inception of February 9, 2005.

The Company has revised the disclosure in its SB2/A.

Notes to Consolidated Financial Statements

Note C: Capital Stock, page F-27

20.	Please explain to us why you valued certain stock issued as compensation in 2006 at $0.55 per share when you apparently have contemporaneous sales of your comment stock at $0.75 per share.

On May 18, 2006, the Company issued 1,070,880 shares of its common stock to a consultant in exchange for services rendered during the period from January 10, 2006 through March 31, 2006. All of the common shares the Company issued in exchange for cash prior to May 18, 2006 were at $0.55 per share, except 25,000 shares subscribed in May 2006. The 1,070,880 shares issued in exchange for services were valued at the fair value of shares issued during the period services were completed and rendered. The Company believes its policy accounting for valuation of shares is reasonable and in accordance with U.S. generally accepted accounting principles.

In June 2006, the Company issued an aggregate of 308,772 shares of common stock in exchange for cash at $0.55 per share, and an aggregate of 150,000 shares of common stock in exchange for cash at $0.75 per share. On June 23, 2006, the Company issued 50,000 shares of common stock to a consultant in exchange for services rendered in January 2006. The 50,000 shares issued in exchange for services were valued at $0.55 per share, which approximated the fair value of common shares issued during the period services were completed and rendered. On June 23 and June 30, 2006, the Company issued an aggregate of 125,000 shares of common stock to several consultants in exchange for services rendered in June 2006. The Company valued these shares issued at $0.75 per share, which approximated the fair value of common shares issued during the period services were completed and rendered. The Company believes its policy accounting for valuation of shares is reasonable and in accordance with U.S. generally accepted accounting principles.

Note G: Discontinued Operations, page F-31

21.

Please revise your disclosure to clarify why the spin-off of Aurum Financial Services, Inc. is properly reflected as a discontinued operation. In addition, please revise your disclosure to clarify why you indicate that prior year financial statements have been restated to reflect discontinued operations when it appears that no assets existed for Aurum at December 31, 2005 and neither your 2005 audited financial statements nor the interim 2005 unaudited financial statements reflect discontinued operations in your statements of operations. If no assets existed at December 31, 2005, please disclose and explain how these assets were generated in 2006.

The Company has revised its footnote disclosure to clarify that the spin-off of Aurum Financial Services, Inc. was reflected as a discontinued operation in accordance with APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The Company believes its policy accounting for reflecting Aurum Financial Services, Inc. as a discontinued operation is in accordance with U.S. generally accepted accounting principles and SEC Practice\08, SEC Accounting Disclosure Rules and Practices Official Text, Appendix C: Effects of Subsequent Events on Financial Statements Required in Filings.

Aurum Financial Services, Inc. (“Aurum”) was incorporated in June 2005, and did not have operations until the second quarter of 2006. The Company has revised in its SB2/A to remove the disclosure indicating prior year financial statements have been restated. Additionally, Aurum had no assets at December 31, 2005. During the second quarter of 2006, the Company transferred $50,023 of cash to Aurum for working capital purposes. Aurum incurred $22,128 of office expenses, $10,000 of prepaid expanses, and the remaining $17,895 as cash in bank. The Company has disclosed the assets generated during 2006 in its SB2/A.

Note H: Subsequent Events, page F-32

22.	Please revise your disclosure to indicate the net assets of Stratos gold Corporation and explain why this spin-off is not reflected as a discontinued operation.

The Company has revised its footnote in the SB2/A to disclose Stratos Gold Corporation had no operations prior to the spin-off.

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC